FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THEMINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 1ST, 2017

1.         DATE, TIME AND PLACE: on December 1st, 2017, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of article 9th of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: Analysis and deliberation of the declaration of distribution and payment of interest on equity, in accordance with article 36, paragraph fourth, of the Company’s Bylaws.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation of the declaration of distribution and payment of interest on equity, in accordance with article 36, paragraph fourth, of the Company’s Bylaws: Messrs. Members of the Board, pursuant to article 36, paragraph fourth of the Company’s Bylaws, resolved to approve, ad referendum of the General Ordinary Shareholders´ Meeting called to appreciate the financial statements of the fiscal year ended on December 31st, 2017, the payment of interests on equity referred to the period between January 1st, 2017 and June 30th, 2017, in the gross amount of R$ 81,029,411.76 (eighty one millions, twenty nine thousand, four hundred and eleven Reais and seventy six cents), corresponding to R$ 0.28658308716 for each ordinary share and R$ 0.31524139588 for each preferential share (“IoE”), deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the Law, with the exception of the shareholders who are immune and/or exempt. The members of the Board of Directors also resolved to approve that the payment of IoE to the shares issued by the Company and traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as other shares registered with Itaú Corretora de Valores S.A. (“Brazilian Shares”), is liquidated on December 15th, 2017, based on the on the shareholding position of December 06th, 2017. JPMorgan Chase Bank, as custodian of the American Depositary Receipts representing the preferred shares issued by the Company (“ADR”), will be responsible for informing the dates and operational procedures for the payment of the IoF to ADR holders. Such IoE will be allocated to the amount of the mandatory minimum dividend for the fiscal year ending December 31st, 2017.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 01st, 2017. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretária

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 1, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.